UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October, 2022.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ____

CONTENTS

Explanatory Note

On October 27, 2022, Lilium N.V. (the “Company”) held its general meeting of shareholders (the “General Meeting”). Of the total of 299,684,292 of the Company’s shares A and shares B issued, outstanding and eligible to vote as of the record date of September 29, 2022, a quorum of 212,041,313 shares A and 24,038,065 shares B, or approximately 81%, voted at or were represented by proxy at the General Meeting.

A copy of the minutes of the proceedings of the General Meeting is furnished as Exhibit 99.1 hereto. At the General Meeting, the shareholders approved each of the voting items on the agenda, including:

-	Appointment of Klaus Roewe as Executive Director for a period of 6 years;

-	Re-appointment of Thomas Enders as Non-Executive Director for a period of 1 year;

-	Re-appointment of David Wallerstein as Non-Executive Director for a period of 1 year;

-	Re-appointment of Niklas Zennström as Non-Executive Director for a period of 1 year;

-	Re-appointment of Gabrielle Toledano as Non-Executive Director for a period of 1 year;

-	Re-appointment of Henri Courpron as Non-Executive Director for a period of 1 year;

-	Re-appointment of David Neeleman as Non-Executive Director for a period of 1 year;

-	Re-appointment of Margaret M. Smyth as Non-Executive Director for a period of 1 year;

-	Designation of the Board to issue and grant rights to subscribe for shares A and shares B in the share capital of the Company up to a maximum of 25% of the outstanding capital at the date of the General Meeting for a period of 24 months from the General Meeting and to limit or exclude statutory pre-emptive rights related thereto;

-	Amendment of the articles of association of the Company and granting of a proxy to each of the directors of the Company and employees of Freshfields Bruckhaus Deringer LLP, Amsterdam office, in having the deed of amendment executed; and

-	Reduction of the issued share capital by a cancellation of 375,000 shares B held by the Company in treasury.

A copy of the amended articles of association of the Company is furnished as Exhibit 99.2 hereto.

Incorporation by Reference

The contents of this Report on Form 6-K (other than Exhibit 99.1 hereto) are hereby incorporated by reference into each of the Company’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 3, 2022 (File Nos. 333-267718 and 333-267719), the Company’s post-effective amendment No.1 to Form F-1 on Form F-3 filed with the SEC on October 3, 2022 (File No. 333-265592) and the Company’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 28, 2022	Lilium N.V.

	By:	/s/ Klaus Roewe
Name: Klaus Roewe
Title: Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Minutes of the General Meeting of Shareholders of Lilium N.V.
99.2	English Translation of Amended Articles of Association of Lilium N.V. (Unofficial Translation)
99.3	Press Release dated October 28, 2022 – Lilium N.V. holds First ever General Meeting of Shareholders